FOR IMMEDIATE RELEASE	August 6, 2026

Micromem Technologies Inc. Provides Update on Commercialization Progress

Toronto, Ontario and New York, New York, August 6, 2026 - Micromem Technologies Inc. ("Micromem" or the "Company") (CSE: MRM, OTCQB: MMTIF) is pleased to provide an update on the continued development of its gas sensing technology and the Company's commercialization initiatives.

Development activities continue, where Micromem's engineering team is advancing prototype development of the Company's wearable gas sensing platform in accordance with previously announced technical objectives and performance requirements.

The Company is currently pursuing two complementary product applications utilizing its proprietary sensing technology:

• A wearable gas sensing platform designed to provide portable personal gas detection for military, industrial and commercial users; and

• A fixed-position gas detection platform intended for continuous environmental monitoring at military installations, critical infrastructure, industrial facilities, enclosed spaces and other public infrastructure requiring continuous gas monitoring. The Company intends to provide further updates on this in the near future.

Subject to continued development progress, the Company anticipates having demonstration prototypes of its wearable gas sensing platform available by the fall of 2026.

Independent market research indicates that the combined North American and European markets for portable gas detection systems are estimated at approximately US$1.185 billion annually. In addition, the corresponding fixed gas detection market is estimated at approximately US$2.29 billion, illustrating the significant commercial opportunities available across both product categories. These market estimates represent the broader markets into which the Company's technologies are being developed.

Based on the Company's market assessment, together with ongoing development activities supporting defence applications and identified commercial opportunities within the oil and gas sector, management believes the wearable platform represents an initial commercialization opportunity of approximately US$50 million annually.

Protection of proprietary intellectual property remains a strategic priority. Micromem continues to advance patent and other intellectual property initiatives designed to protect its technology platforms as development progresses toward commercialization. The Company expects to complete key intellectual property milestones before publicly disclosing additional technical details of the technology.

The Company looks forward to providing additional updates as significant technical and commercialization milestones are achieved.

About Micromem.

Micromem Technologies Inc., publicly traded (OTCQB: MMTIF, CSE: MRM), is a technology company focused on the development and commercialization of advanced sensor solutions based on proprietary nanotechnology platforms. The Company is advancing high-sensitivity nanowire-based sensing technologies for applications in defense, industrial safety, environmental monitoring, energy, healthcare, and other markets. Through collaborations with government and academic institutions, including Canada's Defence Research and Development Canada (DRDC) and the University of Toronto, Micromem is developing next-generation sensor systems designed to deliver enhanced detection capabilities, artificial intelligence-enabled analytics, and scalable commercial applications. Visit www.micromeminc.com.

Safe Harbor Statement.

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: OTCQB - Symbol: MMTIF and CSE - Symbol: MRM

Shares issued: 649,099,645

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com